UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated September 30, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: October 1, 2014

Exhibit 99.1

WuXi PharmaTech Announces Appointment of William R. Keller to Board

Shanghai, September 30, 2014 /PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE:WX), a leading pharmaceutical, biotechnology, and medical device R&D services company with operations in China and the United States, today announced the appointment of William Robert Keller as an independent director on the Board of Directors. He will serve on the Strategy Committee.

Mr. Keller was the general manager of Roche China Ltd. and Shanghai Roche Pharmaceutical Ltd. from 1994 to 2003, and he served in various positions at Roche Group in South America and Asia from 1974 to 2003. He has been the vice chairman of the Shanghai Association of Enterprises with Foreign Investment, a senior consultant to the Shanghai Foreign Investment Development Board, and the deputy general manager of Zhangjiang Biotech and Pharmaceutical Base Development Co., Ltd. Mr. Keller currently holds directorships at Alexion Pharmaceuticals, Inc. (NASDAQ:ALXN), Coland Pharmaceutical Co., Ltd. (TWSE:4144), and Cathay Industrial Biotech Ltd. and previously served as an independent director of China Nuokang Bio-Pharmaceutical Inc. (NASDAQ:NKBP) and Shanghai Fosun Pharmaceutical Co., Ltd. (HK:02196). He is the founder, and since September 2003 a principal, of Keller Pharma Consultancy, a pharmaceutical consulting firm in China. He has also served as a supervisor of TaiGen Biotechnology Co., Ltd., and as chairman of HBM Biomed China Partners. Mr. Keller graduated from the School of Economics and Business Administration in Zurich. He is an honorary citizen of the city of Shanghai.

“I am delighted to join the board of WuXi PharmaTech, the leading China-based pharmaceutical R&D services company,” said Mr. Keller. “I look forward to working with my fellow directors to guide WuXi’s continuing growth.”

“We are very pleased to welcome Mr. Keller to WuXi’s board,” said Dr. Ge Li, Chairman and CEO of WuXi PharmaTech. “His wealth of experience as an executive, director, and consultant in the pharmaceutical industry, both globally and in China, will be valuable as WuXi continues to build a comprehensive, integrated platform of services for our global life science customers.”

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec. Please visit http://www.wuxiapptec.com.

For further information please contact:

Ronald Aldridge

Director of Investor Relations

+1-201-585-2048

ron_aldridge@wuxiapptec.com

Aaron Shi

Associate Director of Corporate Communications

+86-21-5046-4362

aaron_shi@wuxiapptec.com

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